UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **October 16, 2006**

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	**37-0602744**
(Commission File Number)	(IRS Employer Identification No.)

100 NE Adams Street, Peoria, Illinois	**61629**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(309) 675-1000**

Former name or former address, if changed since last report: **N/A**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 230.425)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

* *

Item 8.01. Other Events

Caterpillar Inc. issued two press releases today relating to retirement and appointment of Company officers and realignment of responsibilities in manufacturing divisions. The releases are filed as Exhibits 99.1 and 99.2 to this Form 8-K.

Item 9.01 Financial Statements and Exhibits.

    (c)   Exhibits:

        99.1   Caterpillar Announces Realignment Of Responsibilities Within Manufacturing Divisions; Wheel Loaders and Excavators Division Vice President Jerry Palmer Retires; Gary Stampanato Elected VP

        99.2   Caterpillar Names New Vice President With Responsibility For Progress Rail Services

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CATERPILLAR INC.

October 16, 2006   By: */s/ James B. Buda*
                               James B. Buda
                               Vice President

EXHIBIT 99.1

October 16, 2006

Caterpillar contact:
Rusty L. Dunn
Corporate Public Affairs
(309) 675-4803
Dunn_Rusty_L@cat.com

FOR IMMEDIATE RELEASE

Caterpillar Announces Realignment Of Responsibilities Within Manufacturing Divisions; Wheel Loaders and Excavators Division Vice President Jerry Palmer Retires; Gary Stampanato Elected VP

PEORIA, Ill. – Caterpillar Inc. (NYSE: CAT) announced today a realignment of manufacturing divisions, resulting in a number of officer changes including a retirement and the election of a new vice president.

Wheel Loaders & Excavators Division Vice President Jerry Palmer will retire at year-end, after a distinguished 43-year career at Caterpillar. Palmer, 61, was appointed a vice president in 1992.

"Jerry's leadership in our company and in the communities in which he's lived and worked will be greatly missed," said Caterpillar Chairman and Chief Executive Officer Jim Owens. "The entire Caterpillar family wishes Jerry and Mary Ellen many years of happiness as they start this new phase of their lives."

Concurrent with this retirement, Caterpillar will further align core manufacturing operations and focus its product design expertise on key industry segments. To achieve these goals, three new divisions will be created: the U.S. Operations Division; the Heavy Construction and Mining Division and the Infrastructure Development Division. The new divisions will result from restructuring what is currently known as Wheel Loaders & Excavators Division, Track-Type Tractors Division, and Mining & Construction Equipment Division.

"Our goal is to simplify and align common manufacturing and product development processes, replicate best practices and further leverage technology across product platforms—all with an eye toward improving quality levels and better serving our customers," commented Owens.

To accomplish this, Bob Williams, currently vice president of Track-Type Tractors Division, will lead Caterpillar's U.S. Operations Division with responsibility for all manufacturing operations in Aurora, Illinois; Decatur, Illinois; and East Peoria, Illinois.

Rod Bussell, currently vice president of Mining & Construction Equipment Division, will lead the Heavy Construction and Mining Division comprised of four key product organizations focused on these key industry segments. He will have responsibility for product management and development and related functions for medium and large track-type tractors, mining trucks, quarry and aggregate trucks, large wheel loaders and wheel tractor scrapers.

Williams and Bussell will report to Group President Gerry Shaheen.

The company also announced formation of the Infrastructure Development Division, to be headed by newly elected vice president Gary Stampanato. He is currently general manager of the Large Engine Center in Lafayette, Indiana. The new Infrastructure Development Division, comprised of four key product organizations, will have worldwide responsibility for product management and development and related functions for medium and large hydraulic excavators, medium wheel loaders, motor graders, articulated trucks and component systems for lower powertrains. This division will report to Group President Gerard Vittecoq.

"These changes will maximize the company's manufacturing synergies and support our vision for unmatched quality, velocity and safety," commented Owens. "At the same time, they allow us to increase the focus and alignment of Caterpillar's core expertise in manufacturing, product design and development to better serve customer needs in some of our most important industry segments."

These moves will be effective December 1, 2006.

Biographical Information

G. (Jerry) Palmer
Jerry Palmer is Caterpillar vice president for Wheel Loaders & Excavators Division. Prior to his current position, Palmer served as vice president of Technical Services Division from 1992 to 1998.

Palmer, 61, who earned undergraduate degrees at San Antonio College and Northern Illinois University and an M.B.A. from Bradley University in Peoria, started with Caterpillar in 1963 as a parts stockman at the company's Joliet plant.

Through the years, Palmer held a variety of manufacturing positions with increasing responsibility and spent seven years working in Mexico.

Palmer is involved in a number of community organizations and serves on the boards of Aurora University, Community Foundation of the Fox River Valley, Old Second Bancorp, Lincoln Foundation for Performance Excellence and Proven Mercy Medical Center.

Robert T. Williams
Robert T. Williams is vice president with responsibility for Track-Type Tractors Division.

Williams, 58, began his Caterpillar career in 1966 as a machinist apprentice in East Peoria. He became a shop foreman in 1974 and went on to a series of leadership positions in manufacturing and technology.

In 1989, he became a factory manager in the Track-Type Tractors Division. He moved to Decatur in 1993 to assume the role of technical resources manager in the Mining & Construction Equipment Division.

Williams became the general manager of Mapleton foundry operations for the Performance Engine Products Division in 1998. He was appointed director of manufacturing in the Operations Support and Technology department of the Technical Services Division in 2002 and became director of manufacturing research and development in Caterpillar's Technology and Solutions Division.

He graduated from Caterpillar's machinist apprentice program in 1970 and attended the Caterpillar Advanced Management Program in 1996. He completed the Global Management for Engineers Executive Program at the Carnegie Bosch Institute of Carnegie Mellon's Tepper School of Business in 2003.

Williams is a member of the American Foundry Society and the Society of Manufacturing Engineers. He also serves on the Advisory Board of the Foundry Educational Foundation and is a member of the Visiting Committee on Advanced Technology for the National Institute of Standards and Technology, an agency of the U.S. Commerce Department.

Rod L. Bussell
Rod Bussell is vice president for Construction & Mining Equipment Division in Decatur, Illinois, a position he's held since 2001.

Bussell, 59, joined Caterpillar in 1974 in data processing and served in a number of quality management positions before being named manufacturing engineering manager at the Joliet facility in 1985. He served as manufacturing manager in Caterpillar Brasil, component manager in Joliet and headed the company's transmissions business. Bussell became general manager of the Large Engine Center in Lafayette, Indiana, in 1998.

Bussell is a graduate of the University of Illinois and has completed the Caterpillar Advanced Management Program and a Columbia University executive program. He serves as trustee for Millikin University, Decatur, Illinois, and is a member of the Board of Directors for the Decatur, Illinois, Chamber of Commerce and the Decatur/Macon County Community Foundation. In 2004, Rod was inducted into the Business Hall of Fame in Decatur, and in April of 2005, he was awarded the Platinum Civic Leadership Award by the Decatur Chamber of Commerce.

Gary Stampanato
Gary Stampanato is general manager of the Large Power Systems Division in Lafayette, Indiana, a position he's held since 2002.

Stampanato, 50, has a bachelor's degree in Industrial Technology from Western Illinois University and earned his M.B.A. from Northern Illinois University. He also completed Carnegie Mellon's Program for Executives and the Caterpillar Advanced Management Program.

Stampanato joined Caterpillar in 1978 as part of Caterpillar's College Training & Management Development program. He worked in a variety of manufacturing-related positions and in 1989 was named product development manager at Caterpillar's Decatur plant.   Stampanato also served as product manager for Large Wheel Loaders and Hydraulics/Fabrication business unit manager before taking on his current role.

About Caterpillar
For more than 80 years, Caterpillar Inc. has been making progress possible and driving positive and sustainable change on every continent. With 2005 sales and revenues of $36.339 billion, Caterpillar is the world's leading manufacturer of construction and mining equipment, diesel and natural gas engines and industrial gas turbines. More information is available at http://www.CAT.com/.

SAFE HARBOR
Certain statements in this release relate to future events and expectations and as such constitute forward-looking statements involving known and unknown factors that may cause actual results of Caterpillar Inc. to be different from those expressed or implied in the forward-looking statements. In this context, words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "will" or other similar words and phrases often identify forward-looking statements made on behalf of Caterpillar. It is important to note that actual results of the company may differ materially from those described or implied in such forward-looking statements based on a number of factors and uncertainties, including, but not limited to, changes in economic conditions, currency exchange rates or political stability; market acceptance of the company's products and services; significant changes in the competitive environment; changes in law, regulations and tax rates; and other general economic, business and financing conditions and factors described in more detail in the company's filings with the Securities and Exchange Commission, including the quarterly report filed on Form 10-Q with the Securities and Exchange Commission on August 2, 2006. We do not undertake to update our forward-looking statements.

EXHIBIT 99.2

October 16, 2006

Caterpillar contact:
Rusty L. Dunn
Corporate Public Affairs
(309) 675-4803
Dunn_Rusty_L@cat.com

FOR IMMEDIATE RELEASE

Caterpillar Names New Vice President With Responsibility For Progress Rail Services

PEORIA, Ill. – The Caterpillar Board of Directors has elected William (Billy) P. Ainsworth a vice president of Caterpillar Inc. (NYSE: CAT), effective December 1, 2006. He will continue in his current leadership role at Progress Rail Services, which was acquired by Caterpillar earlier this year.

Ainsworth, 50, is president and chief executive officer of Progress Rail Services, a wholly owned subsidiary of Caterpillar. Progress Rail Services is a leading provider of locomotive, railcar and track services and remanufactured products serving the North American railroad industry. Ainsworth has led the company since its inception in 1993. Progress Rail Services operates more than 90 facilities in the United States, Canada and Mexico.

"We welcome Billy to the Caterpillar family and its executive ranks," said Caterpillar Chairman and Chief Executive Officer Jim Owens. "Billy is an outstanding leader and has a wealth of experience and knowledge serving the North American railroad industry for almost 25 years. Progress Rail has grown and flourished under his guidance, and we're confident Billy and his team will continue to grow the business through an expanded array of services and geographic expansion on a global scale."

Ainsworth, a graduate of Auburn University, lives and works in Albertville, Alabama, where Progress Rail Services is headquartered. He will report to Group President Steve Wunning.

Biographical Information

William (Billy) P. Ainsworth
William (Billy) Ainsworth is president and CEO of Progress Rail Services, a position he's held since 1993. Progress Rail Services is a leading railroad industry services provider with locations in the U.S., Canada and Mexico and is one of the largest integrated recycling processors of railroad materials in North America.

Ainsworth, 50, graduated from Auburn University in 1978 with a B.S. degree in Marketing. After graduation, he began his career with the Atlanta office of Luria Brothers, a national scrap metal brokerage firm.

In 1979, Ainsworth joined Erman Howell, a national scrap metal brokerage firm, as a regional trader. In 1981, Ainsworth opened the Birmingham office of Amex Steel. As vice president of trading, he was responsible for all trading in the U.S. as well as for acquiring material for export to Mexico.

In 1983, Ainsworth founded Steel Processing Services, serving as its president and CEO. Steel Processing Services eventually grew to become a diversified recycling and railroad services company with offices in nine states. In 1993, Progress Rail Services Corporation purchased the operations of Steel Processing Services, along with two affiliated companies, and retained Ainsworth as president and CEO.

Caterpillar Inc. acquired Progress Rail Services in June of 2006.

About Caterpillar

For more than 80 years, Caterpillar Inc. has been making progress possible and driving positive and sustainable change on every continent. With 2005 sales and revenues of $36.339 billion, Caterpillar is the world's leading manufacturer of construction and mining equipment, diesel and natural gas engines and industrial gas turbines. More information is available at http://www.CAT.com/.

SAFE HARBOR

Certain statements in this release relate to future events and expectations and as such constitute forward-looking statements involving known and unknown factors that may cause actual results of Caterpillar Inc. to be different from those expressed or implied in the forward-looking statements. In this context, words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "will" or other similar words and phrases often identify forward-looking statements made on behalf of Caterpillar. It is important to note that actual results of the company may differ materially from those described or implied in such forward-looking statements based on a number of factors and uncertainties, including, but not limited to, changes in economic conditions, currency exchange rates or political stability; market acceptance of the company's products and services; significant changes in the competitive environment; changes in law, regulations and tax rates; and other general economic, business and financing conditions and factors described in more detail in the company's filings with the Securities and Exchange Commission, including the quarterly report filed on Form 10-Q with the Securities and Exchange Commission on August 2, 2006. We do not undertake to update our forward-looking statements.